Exhibit 99.1
AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP
To the Board of Directors of Jaguar Mining Inc.
     On March 22, 2007, we reported on the consolidated balance sheets of Jaguar Mining Inc. (“the Company”) as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for each of the years then ended, and on March 30, 2006, we reported on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for each of the years then ended, each included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
     In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
June 15, 2007

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of U.S. Dollars)
1.	Significant differences between Canadian and United States generally accepted accounting principles:
Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of these principal differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

		December 31,	December 31,	December 31,
Consolidated Statements of Operations	Note	2006	2005	2004
Net Loss under Canadian GAAP		$(12,746)	$(12,838)	$(3,802)
Increase in gold revenue	b	8 50	397	—
Decrease in production costs	a, b	(540)	(465)	—
(Increase) decrease in inventory write-down	a, b, c	(1,904)	99	—
Decrease in depletion and amortization	a, b, c	1,531	512	384
Increase in exploration costs	a, c	(14,434)	(7,585)	(2,020)
Decrease in amortization of deferred financing fees	d	698
Increase (decrease) in future income taxes recovered	a	(209)	(106)	736

Net loss under U.S. GAAP		$(26,754)	$(19,986)	$(4,702)

Basic and fully diluted loss per share under U.S. GAAP		$(0.62)	$(0.64)	$(0.23)

		December 31,	December 31,	December 31,
Consolidated Balance Sheets	Note	2006	2005	2004
Total assets under Canadian GAAP		$124,130	$51,235	$50,286
Increase (decrease) in inventory	a, c	170	1 69	(217)
Decrease in prepaid expenses	d	(2,133)	—	—
Decrease in plant and equipment	b	(310)	—	—
Decrease in mineral properties	a, c	(24,772)	(10,897)	(3,468)

Total assets under U.S. GAAP		$97,085	$40,507	$46,601

Total liabilities under Canadian GAAP		$34,755	$11,236	$6,133
Decrease in future income tax liability	a	(421)	(629)	(736)
Decrease in notes payable	d	(2,519)	—	—

Total liabilities under U.S. GAAP		$31,815	$10,607	$5,397

Shareholders’ equity under Canadian GAAP		89,375	39,999	44,153
Cumulative adjustment		(24,105)	(10,099)	(2,949)

Shareholders’ equity under U.S. GAAP		65,270	29,900	41,204

Total liabilities and shareholders’ equity under U.S. GAAP		$97,085	$40,507	$46,601

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of U.S. Dollars)
1.	Significant differences between Canadian and United States generally accepted accounting principles (continued):
The following shows the significant impact on operating, investing and financing cash flows after considering U.S. GAAP adjustments:

		December 31,	December 31,	December 31,
Consolidated Statements of Cash Flows	Note	2006	2005	2004
Cash used in operations under Canadian GAAP		$(7,696)	$(7,706)	$(3,019)
Mineral exploration	a, c	(14,434)	(7,585)	(2,020)

Cash used in operations under U.S. GAAP		$(22,130)	$(15,291)	$(5,039)

Cash used in investing activities under Canadian GAAP		$(50,085)	$(16,620)	$(6,484)
Mineral exploration	a, c	14,434	7,585	2,020

Cash used in investing activities under U.S. GAAP		$(35,651)	$(9,035)	$(4,464)

a)	Mineral Properties

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized.

As of February 17, 2006, a bankable feasibility study determined that there were commercially mineable reserves at the Sabara Mine. All exploration costs related to Sabara prior to the second quarter of 2006 have been expensed and all exploration costs subsequent the first quarter of 2006 have been capitalized.

On September 16, 2005, a bankable feasibility study determined that there were commercially mineable reserves at the Turmalina mine. All exploration costs related to Turmalina prior to the third quarter of 2005 have been expensed and all exploration costs after October 1, 2005 have been capitalized.

All exploration and development expenses not related to Sabara or Turmalina have been expensed. Due to differences in the asset bases for Canadian and U.S. GAAP, the annual depreciation, amortization and depletion charge will differ.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of U.S. Dollars)
1.	Significant differences between Canadian and United States generally accepted accounting principles (continued):
b)	Transition from Development Stage to Production

Under U.S. GAAP, new production facilities are placed in service once the facility has been constructed and fully tested to the point where it can be shown that it is capable of producing its intended product. Under Canadian GAAP, new production facilities are placed in service when output reaches a significant portion of the facility’s design capacity. As such, the new Sabara plant was placed in service on January 1, 2006 for U.S. GAAP purposes and August 1, 2006 for Canadian GAAP purposes. Sales revenue of $1,247,000 and costs of $1,112,448 incurred during the period January 1, 2006 to August 1, 2006 have been capitalized under Canadian GAAP. This revenue was recognized in the statement of operations, and production costs and fixed asset amortization were included in inventory and expensed through cost of sales to the extent the inventory produced was sold to third parties for U.S. GAAP purposes.

c)	Stripping Costs

Under Canadian GAAP, the Company accounts for stripping costs in accordance with EIC-160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). Under EIC-160, stripping costs are accounted for according to the benefit received by the Company and are capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have been accessible in the absence of this activity. However, under U.S. GAAP, as outlined under EITF Issued No. 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry” (“EITF 04-6”), all stripping costs incurred during the production of a mine are considered variable production costs during the period that the stripping costs are incurred.

d)	Deferred Financing Fees

Under Canadian GAAP, the Company accounts for its deferred financing fees as an asset which is amortized to the statement of operations over the period of the related debt, on a straight-line basis. For U.S. GAAP, the Company is required to defer and amortize the financing fees, directly related to incurring the debt, to the statement of operations using the effective interest method. Also, U.S. GAAP requires that the unamortized fees are presented on the balance sheet net against the related debt.

e)	Statement of Comprehensive Income

There is no statement of Comprehensive Income shown for U.S. GAAP purposes due to the fact there are no differences between net loss and comprehensive loss.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of U.S. Dollars)
1.	Significant differences between Canadian and United States generally accepted accounting principles (continued):
Recent Accounting Pronouncements
i)	In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” This Statement:
1.	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

2.	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

3.	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

4.	Clarifies that concentration of credit risk in the form of subordination are not embedded derivatives; and

5.	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.
This statement is effective for all financial instruments acquired or issued for fiscal years that begin after September 15, 2006. The Company does not expect that this pronouncement will have an impact on its financial statements.
ii)	In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides criteria for the derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company will assess the impact of this interpretation on its financial statements during 2007.

iii)	In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and a framework for measuring assets and liabilities at fair values when a particular standard describes it. In addition, SFAS 157 prescribes a more enhanced disclosure of fair value measures and requires additional expanded disclosure when non-market data is used to assess fair values. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of this pronouncement will have on its financial statements.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of U.S. Dollars)
1.	Significant differences between Canadian and United States generally accepted accounting principles (continued):
Recent Accounting Pronouncements (continued)
iv)	In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The Company is currently evaluating the impact that SFAS No. 159 may have on our financial position, results of operations and cash flows.

v)	In February 2007, the SEC provided an interpretation of the U.S. accounting rules contained in SFAS 133, “Accounting for Derivatives and Hedging Activities” (“SFAS 133”), which outlines the accounting rules for the Company’s share purchase warrants. The interpretation states that under U.S. GAAP when a company has instruments outstanding with an exercise price denominated in a functional currency other than the Company’s functional currency, those instruments must be fair valued at each reporting date, with the resulting gains or losses being included in the calculation of U.S. GAAP earnings. In these circumstances a loss (gain) would be recorded by the Company when the value of the Company’s share purchase warrants increase (decrease). Following the issuance of this interpretation by the SEC, discussions were initiated by the FASB concerning the application and adoption of this interpretation of SFAS 133 that have yet to be concluded and, as a result, the Company has not changed the treatment of its share purchase warrants. However, if the Company were to fair value its share purchase warrants, earnings for the twelve months ended December 31, 2006 would be reduced by $9,249,861.